SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

See Attached Registrant's Investors briefing in Tel Aviv, Israel on December 21, 2009

Member of
Investors conference
Tel-Aviv, December 2009
© 2009 Sapiens International Corp. www.sapiens.com
21 December 2009

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Agenda
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

Who we are?

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Company Overview
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
4
• Established in 1982, NASDAQ and TASE: SPNS
• Solutions Portfolio
 – INSIGHT - Insurance software solutions to mid-size and large carriers, globally
 – eMerge - innovative model-driven Application Development tool
• 320+ employees and growing
• ~$45m revenue, ~$4m profit
• Strong client base - 100+ large enterprises
• Head Offices in US, UK, Japan and Israel

Member of
Sapiens Revenue History (in $M)
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
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Tools
Special Projects
Insurance Solutions

Member of
Insurance solutions
• Life & Pension
• Closed Books
• Property & Casualty
• Reinsurance
Business Rules Engine
• Innovative, agile model-driven
 development tool
• Proven capabilities and
 delivery methodology
S a p i e n s P o r t f o l i o
Sapiens Line of Products

Member of
The trademarks and logos appearing on this page are owned by the respective companies named or depicted therein, and are used here by permission.
Financial and Insurance Services
Strong Client Base, Globally

Retail, Industrial and Government

21 December 2009 © 2009 Sapiens International Corp. www.sapiens.com

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21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

The Turnaround

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Back in 2002-2003
• Strategic decision to enter the insurance market
 – Heavy R&D investments
 – Acquiring IP from existing clients
• Fund raising
 – Equity & debentures
• Formula steps in as the primary owner
• 600+ employees, in dozens of local offices
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

Member of
Breakpoint - Early 2006
• Difficulty to execute on strategy
 – Insurance development takes longer than planned
 – Market penetration slower than expected
 – The projects are bleeding
 – eMerge revenues decline - losing existing clients
• Company is in financial distress
 – Revenue - $39M
 – Loss - $9M
 – Debt - $21M
• New Management is brought in
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
The Turn Around Principles
21 December 2009
11
© 2009 Sapiens International Corp. www.sapiens.com
Two main turnaround principles:
• Refocus the company around the
 insurance strategy
• Align the operations with reality

Member of
The Turn Around - Territories Focus
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
The Turn Around - Products Focus
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
The Turn Around - Management Focus
21 December 2009
14
© 2009 Sapiens International Corp. www.sapiens.com
CEO
Roni Al Dor
CFO
Roni Giladi
COO
Rami Doron
VP R&D
Sagi Schlisser
Sapiens
Japan
Sapiens
Tech.
Sapiens
Europe
Sapiens
Israel
Sapiens
America
VP Marketing
Osnat Segev-
Harel

Member of
The Turn Around - Operations Focus
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
The Turn Around - Financial Focus
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
The Turn Around - Results
Operational Profit/(loss) (in $K)
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

Member of
Turn Around - Results
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

Net Profit/(loss) (in $K)

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Cash Positions (in $K)
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
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• 2006 - Crisis at Peak
• Postpone Debentures payback
• Maximize utilization of lines of credit
• Loans from share holders
• Fund Raising $20M
• Creating positive cash
Zero debt

Member of
Looking Forward:
Becoming A Market Leader In Insurance Software
Solutions
• Moving from recovery to growth
 – Organic and Non-Organic (M&A) growth
• Long-term, multi-million dollar contracts
• Growing investment in R&D to build next generation
• Promising insurance market
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

A Toast for the New Year

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21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

The Market

Member of
Insurance Company - Core Business
The insurance company is a provider of insurance
Insurance products - Life / Non-Life; various lines of business
Insurance is provided via selling insurance policies to clients
Core business of the insurance company:
• Policies
 • Sales - provide quotes, and issue new business; either direct or via intermediaries
 • Policy management & administration
• Premium collection
 • Collect the amount charged to the client
 • Pay commission to the intermediary
• Claims
 • Claim verification and approval
 • Issue payments
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
Top Issues Facing Insurers in 2010
Deloitte, 12/2009
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
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Customers
Streamline
Technology will take center stage, … to increase
efficiencies …
Regulation
Expansion
….companies
need to comply
with increased
and tougher
regulations
Growth will
remain
difficult in
2010, so
differentiation
will be key
Carriers needs to
focus on their
distribution
channels and
partner with their
producers to
better understand
the customer
Expense
reduction will
remain a top
priority as
pressure on
financial
statement
remains high

Member of
© 2009 Sapiens International Corp. www.sapiens.com
25
Regulation…  è Constantly increased measures:
     SOX Compliance
     Solvency II
Expansion… è Increase market share
     Product differentiation - time to market
     Distribution channels - internet, portals, cellular, etc.
Customers… è Retention
     Improved customer-focused service
     Self-servicing
Streamline…  è Cost savings (especially following recession)
     Automation; straight-through processing
     Claims - efficiency; fraud detection
Top Issues Facing Insurers in 2010
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
© 2009 Sapiens International Corp. www.sapiens.com
26
Regulation…  è Constantly increased measures:
     Product configuration tools - quick response to changes
     Superior Auditing & Tracking - detailed information
Expansion… è Increase market share:
   Product configuration tools - time to market
     Underlying technology supporting distribution channels
Customers… è Retention:
     Client-focused products
     Full support for browser-based self support
Streamline…  è Costs savings:
   Targeted solutions
   Modular components
   Business process workflow
Sapiens Products Respond to Market Topics
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
Insurance Company “Map”
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

Member of
The Sapiens Products and Target Markets
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
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Closed books
Life & Pension
Reinsurance
eMerge

Member of
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

Financials

Member of
P&L - Q3 2009 (in $K)
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
30
Revenues - 17% Increase
mainly in Japan
Gross Profit - improve by
1.8 points. mainly from
salary reduction and
efficiency in projects.
Operational Profit -
although we have increase
in operational cost ( sales )
we more than doubled the
operational profit.
Net Income - passing the
$1m benchmark
	Q3/09	Q3/08	Y/Y	%
	12,951

Gross Profit	5,375	4,375	1,000	23%

SG&A	3,128	2,781	347	12%

Operational Profit	1,489	709	780	110%
	11.5%	6.4%

Financial Expenses, net	385	299	86	29%

	8.0%	3.4%

Member of
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
31
Revenues - 4% increase, mainly
coming from Q3.
Gross Profit -improve of 4.5%
points. Higher quality of
revenue
Operational Profit - more than
doubled last year result, all
gross profit, operational cost
stay the same.
Interest Expenses - Reduced
interest exp mainly from
debentures and currency
fluctuations (NIS vs. $)
Net Income - moved from loss
to profit

R&D, net	2,206	2,532	(326)	-13%

SG&A	9,131	8,837	294	3%

Operational Profit	3,829	1,711	2,118	124%
	11.3%	5.3%

Finance Expenses, net	748	2,762	(2,014)	-73%

Non-Controlling Interest	-	47	-47	-100%

Net Income (loss)	2,939	(1,351)	4,290
	8.7%	-4.2%

Member of
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
32
14%
12%
10%
8%
6%
4%
2%
0%
Revenues
Operational Profit
Operational Profit (Non-GAAP)
Operational Margin
Operational Margin (Non-GAAP)
16%

Member of
Balance Sheet Highlights
• Cash Position - $15.8M
• Account Receivable - DSO 51
• Current Ratio 0.97
• Debt - $5.07M
 – Currently $0
• OCS - $3.5M
• Equity Ratio 47%
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

Member of
Revenue Breakdown - 9 months 09 (in $K)
Globally and by Segment
21 December 2009

© 2009 Sapiens International Corp. www.sapiens.com

Member of
Revenues Breakdown
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
35
8%
20%
72%
Our goal is to increase revenues from license

Member of
Major Deals ($1M-$5M) Signed in 2009
New Customers

• NTT (Japan)
• EFS (UK)
• ING (EU)
• National Lloyds (US)
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com
36
Existing Customers

• Menorah (IL)
• LV (UK)
• AXA (EU)
• Ministry of Industry (IL)
• Argos (UK)
• Barclays (UK)
• IAT (US)
• Farm Bureau (US)

Member of
Summary
• Financial stability
 – Good cash position and growing
 – No Financing
• Revenue stream line
 – 28% of licenses and maintenance
 – Long term contracts
 – High Quality of customers
 – Spread globally
• Solid operational
 – Gross margin above 40%
 – Essential products
 – Right market
21 December 2009
© 2009 Sapiens International Corp. www.sapiens.com

Member of
© 2009 Sapiens International Corp. www.sapiens.com
Thank You
Roni Al-Dor, CEO roni.a@sapiens.com
Roni Giladi, CFO roni.g@sapiens.com
21 December 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)
Date: December 21, 2009	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer